Report of Independent Registered Public
Accounting Firm

The Board of Directors
The Dreyfus/Laurel Funds, Inc.

We have examined management's assertion, included in the accompanying Management
Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940, that The Dreyfus/Laurel Funds, Inc., which is comprised of Dreyfus Core Equity Fund (the
"August 31st Fund"), and Dreyfus Opportunistic
Emerging Markets Debt Fund, Dreyfus Tax
Managed Growth Fund, Dreyfus BASIC S&P 500
Index Fund, Dreyfus AMT-Free Municipal
Reserves, Dreyfus Money Market Reserves,
Dreyfus U.S. Treasury Reserves, Dreyfus
Opportunistic Fixed  Income Fund, Dreyfus Bond
Market Index Fund and Dreyfus Disciplined Stock
Fund, (collectively the "October 31st
Funds")(collectively with the August 31st Funds, the
"Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of February
28, 2015, and from August 31, 2014 through
February 28, 2015 for the August 31st Fund and from October 31, 2014 through February 28, 2015 for the October 31st Funds, with respect to securities reflected in the investment accounts of the Funds.
Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on managements assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 28, 2015 and for the period from August 31, 2014 (the date of the August 31st Funds last examination) through February 28, 2015 and from October 31, 2014 (the date of the October 31st
Funds' last examination) through February 28, 2015:

1.	Obtained The Bank of New York Mellon's
(the "Custodian") security position
reconciliations for all securities held by sub
custodians and in book entry form and
verified that reconciling items were cleared
in a timely manner;
2.	Confirmation with the Custodian of all
securities held, hypothecated, pledged or
placed in escrow or out for transfer with
brokers or pledgees;
3.	Reconciliation of the Funds' accounting
records to the Custodians records as of
February 28, 2015;
4.	Agreement of pending purchase activity for
the Funds as of February 28, 2015 to
documentation of corresponding subsequent
bank statements;
5.	Agreement of pending sale activity for the
Funds as of February 28, 2015 to
documentation of corresponding subsequent
bank statements;
6.	Agreement of a minimum of five security
purchases and five security sales from the
period August 31, 2014 (the date of the
August 31st Fund's last examination)
through February 28, 2015 and from
October 31, 2014 (the date of the October
31st Funds' last examination) through
February 28, 2015 from the books and
records of the Funds to the bank statements
noting that they had been accurately
recorded and subsequently settled;
7.	Review of the BNY Mellon Asset Servicing
Custody and Securities Lending Services
Service Organization Control Report ("SOC
1 Report") for the period January 1, 2014 to
December 31, 2014 and noted no relevant
findings were reported in the areas of Asset
Custody and Control.
8.	We inquired of the Custodian who
confirmed that all control policies and
procedures detailed in Section III Control
Objectives, Controls and Tests of Operating
Effectiveness of the SOC 1 Report, have
remained in operation and functioned
adequately from January 1, 2015 through
February 28, 2015. In addition, we have
obtained written representations from the
Custodian confirming the above.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February
28, 2015 and from August 31, 2014 through
February 28, 2015 for the August 31st Fund and from October 31, 2014 through February 28, 2015 for the October 31st Funds, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of The Dreyfus/Laurel Funds, Inc., and the
Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP
New York, New York
August 31, 2015




August 31, 2015

Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company
Act of 1940

Management of The Dreyfus/Laurel Funds, Inc., comprised of Dreyfus Core Equity Fund, (the
"August 31st Fund") and Dreyfus Opportunistic
Emerging Markets Debt Fund, Dreyfus Tax
Managed Growth Fund, Dreyfus BASIC S&P 500
Index Fund, Dreyfus AMT-Free Municipal
Reserves, Dreyfus Money Market Reserves,
Dreyfus U.S. Treasury Reserves, Dreyfus
Opportunistic Fixed  Income Fund, Dreyfus Bond
Market Index Fund and Dreyfus Disciplined Stock
Fund,  (collectively the "October 31st
Funds")(collectively with the August 31st Funds, the
"Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-
2, "Custody of Investments by Registered
Management Investment Companies," of the
Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-
2 as of February 28, 2015 and from August 31,
2014 through February 28, 2015 for the August 31st
Fund and from October 31, 2014 through February
28, 2015 for the October 31st Funds.

Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February
28, 2015 and from August 31, 2014 through
February 28, 2015 for the August 31st Fund and from October 31, 2014 through February 28, 2015 for the October 31st Funds with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Funds, Inc.

Jim Windels
Treasurer

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